Exhibit 4.2
DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

The following description of the capital stock of Vacasa, Inc. (the “Company,” “we,” “us,” and “our”) and certain provisions of our Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), our Amended and Restated Bylaws (the “Bylaws”), the Stockholders Agreement, dated as of December 6, 2021 (the “Stockholders Agreement”), by and among the Company and the Silver Lake Stockholders, the Riverwood Stockholders, the Level Equity Stockholders, the TPG Stockholders and the EB Stockholders (each as defined in therein), and the General Corporation Law of the State of Delaware (the “DGCL”), and is qualified in its entirety by reference to the full text of our Certificate of Incorporation and Bylaws and the Stockholders Agreement, copies of which have been filed with the Securities and Exchange Commission (the “SEC”), and the applicable provisions of the DGCL. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in our Certificate of Incorporation, Bylaws and Stockholders Agreement, as applicable.
    Our Certificate of Incorporation authorizes capital stock consisting of:
•1,000,000,000 shares of Class A Common Stock, par value $0.00001 per share (the “Class A Common Stock”);
•500,000,000 shares of Class B Common Stock, par value $0.00001 per share (the “Class B Common Stock”);
•30,000,000 shares of Class G Common Stock, par value $0.00001 per share (the “Class G Common Stock” and, together with the Class A Common Stock and Class B Common Stock, the “Common Stock”); and
•30,000,000 shares of Preferred Stock, par value $0.00001 per share.
As of December 31, 2021, the Company had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), our Class A Common Stock.

Common Stock
Voting
Pursuant to our Certificate of Incorporation, the holders of our Class A Common Stock and Class B Common Stock vote together as a single class on all matters submitted to stockholders for their vote or approval, except as required by applicable law.
Holders of our Class A Common Stock and our Class B Common Stock are entitled to one vote per share on all matters submitted to stockholders for their vote or approval. The holders of our Class G Common Stock are not be entitled to vote (except as required by applicable law).
The Silver Lake Stockholders, the Riverwood Stockholders, the Level Equity Stockholders, the TPG Stockholders, and the EB Stockholder control, as a group, combined voting power of more than a majority of our Common Stock as a result of their ownership of our Class A Common Stock and our Class B Common Stock and the Stockholders Agreement. Accordingly, the Silver Lake Stockholders, the Riverwood Stockholders, the Level Equity Stockholders, the TPG Stockholders, and the EB Stockholders have significant influence over the management and affairs of the Company and, acting together, have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and the approval of significant corporate transactions, including any merger, consolidation or sale of all or substantially all of our assets and the issuance or redemption of equity interests in certain circumstances. This concentration of ownership and voting power could delay, defer or even prevent an acquisition by a third party or other change of control of the Company and may make some transactions more difficult or impossible without the support of the Silver Lake Stockholders, the Riverwood Stockholders, the Level Equity Stockholders, the TPG Stockholders, and the EB Stockholder, even if such events are in the best interests of minority stockholders.
Our Class G Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware law. Delaware law would permit holders of our Class G Common Stock to vote, with one vote per share, on a matter if we were to:
•change the par value of our Class G Common Stock; or
•amend our Certificate of Incorporation to alter the powers, preferences, or special rights of our Class G Common Stock as a whole in a way that would adversely affect the holders of our Class G Common Stock.
As a result, in these limited instances, the holders of a majority of our Class G Common Stock could defeat any amendment to the Certificate of Incorporation. For example, if a proposed amendment to the Certificate of Incorporation provided for our Class G Common Stock to rank junior to our Class A Common Stock or our Class B Common Stock with respect to (i) any dividend or distribution, (ii) the distribution of proceeds were we to be acquired, or (iii) any other right, Delaware law would require the separate vote of the holders of our Class G Common Stock, with each share of our Class G Common Stock entitled to one vote per share. In this instance, the holders of a majority of our Class G Common Stock could defeat that amendment to the Certificate of Incorporation.
Dividends
The holders of our Class A Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors (the “Board”) of the Company out of legally available funds.
The holders of our Class B Common Stock and our Class G Common Stock will not have any right to receive dividends other than stock dividends consisting of shares of our Class B Common Stock and our Class G Common Stock, respectively, paid proportionally with respect to each outstanding share of the applicable class of our Common Stock, in connection with a stock dividend declared and paid on the our Class A Common Stock. Stock dividends with respect to each class of our Common Stock may only be paid with shares of our Common Stock of the same class.
Merger, Consolidation or Tender or Exchange Offer
The holders of our Class A Common Stock, our Class B Common Stock and our Class G Common Stock will not be entitled to receive economic consideration for their shares in a form that is different from, or in an amount that is in excess of the per share amount payable to, the other holders of the applicable class of our Common Stock in the event of a merger, consolidation or other business combination requiring the approval of our stockholders or a tender or exchange offer to acquire any shares of our Common Stock; provided that holders of our Class B Common Stock will not be entitled to receive consideration in the form of cash or property (other than stock consideration) in connection with any such merger, consolidation or other business combination.
Liquidation or Dissolution
Upon our liquidation or dissolution, the holders of all classes of our Common Stock are entitled to their respective par value, and the holders of our Class A Common Stock will then be entitled to share ratably in those of its assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of our Preferred Stock then outstanding. Other than their par value, the holders of our Class B Common Stock and our Class G Common Stock will not have any right to receive a distribution upon our liquidation or dissolution.
Conversion and Exchange

Subject to the terms of the Fourth Amended and Restated Limited Liability Company Agreement of Vacasa Holdings LLC (“OpCo”), dated as of December 6, 2021 (the “OpCo LLC Agreement”), the members of OpCo (other than the Company) may from time to time cause OpCo to redeem any or all of their vested common units of OpCo (“OpCo Units”) in exchange for, at our election (subject to certain exceptions), either cash (based on the market price for a share of our Class A Common Stock) or shares of our Class A Common Stock. At our election, such transactions may be effectuated via a direct exchange of our Class A Common Stock by us for the redeemed OpCo Unit. In the event that OpCo Units are redeemed (whether for cash or shares of Class A Common Stock), our Certificate of Incorporation provides that we will cause an equal number of shares of Class B Common Stock to be retired, which shares of Class B Common Stock may not be reissued.

Pursuant to the Certificate of Incorporation, the shares of our Class G Common Stock issued converted into shares of our Class A Common Stock, in increments of one-third each, when the closing price of our Class A Common Stock on the securities exchange on which they are then listed equals or exceeds certain price thresholds for any 20 days within a 30 trading-day period. The first price threshold is $12.50 per share, the second price threshold is $15.00 per share, and the third price threshold is $17.50 per share (in each case, as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like). The number of shares of our Class A Common Stock that will be issued upon the conversion of the applicable shares of our Class G Common Stock following the satisfaction of each trading price condition described above will equal the Class G First Conversion Amount (as defined below) upon the occurrence of the first price threshold, the Class G Second Conversion Amount (as defined below) upon the occurrence of the second price threshold, and the Class G Third Conversion Amount (as defined below)upon the occurrence of the third price threshold.
The “Class G First Conversion Amount” is determined by adding the Class G First FPA Conversion Amount plus the Class G First IPO Conversion Amount. The “Class G First FPA Conversion Amount” is defined as (A) the quotient of (i) the total number of shares of our Class A Common Stock to be issued pursuant to the Forward Purchase Agreements (including a designated number of shares of our Class A Common Stock to be issued to a certain PIPE Investor and excluding a number of shares of our Class A Common Stock equal to the sum of (x) the number of shares of our Class A Common Stock issued at a price per share of less than $10.00 under the Forward Purchase Agreements or Subscription Agreements minus (y) the number of shares of our Class A Common Stock that would have been issued under the Forward Purchase Agreements or Subscription Agreements at a price per share of $10.00) (the “FPA Shares”) divided by (ii) 85%, minus (B) the sum of (i) the FPA Shares and (ii) the quotient of the FPA Shares divided by 90%, minus the FPA Shares (the “Class F FPA Conversion Amount”). The “Class G First IPO Conversion Amount” is defined as the product of (1) (A) the quotient of (i) the total number of all Class A ordinary shares (“TPG Pace Class A Shares”) of TPG Pace Solutions Corp. (“TPG Pace”) issued and outstanding upon completion of the initial public offering (the “TPG Pace IPO”) of TPG Pace (the “SPAC IPO Shares”) divided by (ii) 85%, minus (B) the sum of (i) the SPAC IPO Shares and (ii) the product of (1) (A) the quotient of (i) the SPAC IPO Shares divided by (ii) 90%, minus (B) the SPAC IPO Shares, multiplied by (2) one minus the Forfeiture Rate (the “Class F IPO Conversion Amount”), multiplied by (2) one minus the Forfeiture Rate. The “Forfeiture Rate” means a number which shall not be less than zero, equal to (x) the product of (A) the quotient of (i) the number of shares of TPG Pace Class A Shares redeemed prior to the closing of the Business Combination (the “Closing”) divided by (ii) the SPAC IPO Shares, minus (B) 20%, multiplied by (y) 50%.

The “Class G Second Conversion Amount” is determined by adding the Class G Second FPA Conversion Amount plus the Class G Second IPO Conversion Amount. The “Class G Second FPA Conversion Amount” is defined as (A) the quotient of (i) the FPA Shares divided by (ii) 80%, minus (B) the sum of (i) the FPA Shares, (ii) the Class F FPA Conversion Amount and (iii) the Class G First FPA Conversion Amount. The “Class G Second IPO Conversion Amount” is defined as the product of (1) (A) the quotient of (i) the SPAC IPO Shares divided by (ii) 80% minus (B) the sum of (i) the SPAC IPO Shares, (ii) the Class F IPO Conversion Amount and (iii) the Class G First IPO Conversion Amount, multiplied by (2) one minus the Forfeiture Rate.
The “Class G Third Conversion Amount” is determined by adding the Class G Third FPA Conversion Amount plus the Class G Third IPO Conversion Amount. The “Class G Third FPA Conversion

Amount” is defined as (A) the quotient of (i) the FPA Shares divided by (ii) one minus 25%, minus (B) the sum of (i) the FPA Shares, (ii) the Class F FPA Conversion Amount, (iii) the Class G First FPA Conversion Amount and (iv) the Class G Second FPA Conversion Amount. “Class G Third IPO Conversion Amount” is defined as the product of (1) (A) the quotient of (i) the SPAC IPO Shares divided by (ii) one minus 25%, minus (B) the sum of (i) the SPAC IPO Shares, (ii) the Class F IPO Conversion Amount, (iii) the Class G First IPO Conversion Amount and (iv) the Class G Second IPO Conversion Amount, multiplied by (2) one minus the Forfeiture Rate.
In addition, immediately prior to the closing of any Strategic Transaction (as defined in the Certificate of Incorporation, but primarily including certain change-in-control transactions) that results in all of the holders of our Class A Common Stock having the right to exchange their shares of Class A Common Stock for cash, securities or other property of another person, the Class G Common Stock then outstanding will automatically convert into shares of Class A Common Stock at the Class G Strategic Transaction Ratio and, as a result, will be entitled to share in the cash, securities or other property received by the holders of Class A Common Stock in connection with such Strategic Transaction. The “Class G Strategic Transaction Ratio” is defined as a ratio such that the aggregate number of shares of Class A Common Stock issuable upon the conversion of all shares of Class F Common Stock and Class G Common Stock in the aggregate, on an as-converted basis, would represent no more than 25% of the sum of (i) the total number of all TPG Pace Class A Shares issued and outstanding upon completion of the TPG Pace IPO (without giving effect to any redemptions in connection with the Closing), plus (ii) the total number of shares of Class A Common Stock issued or deemed issued or issuable upon the conversion of the shares of Class F Common Stock and Class G Common Stock, plus (iii) unless waived by the holders of a majority of the shares of Class G Common Stock then in issue, the FPA Shares, equal to: (A) the number of shares of Class G Common Stock then outstanding, multiplied by (B) a fraction, the numerator of which is the Black Scholes per share value of the Class G Common Stock (as determined by a third-party selected by the Board) and the denominator of which is the per share value of the Class A Common Stock in the strategic transaction as of immediately prior to the closing of such transaction; provided the fraction shall not exceed 1.
Any shares of Class G Common Stock that remain outstanding on December 6, 2031 will be automatically transferred to the Company for no consideration and will be retired and cancelled in accordance with our Certificate of Incorporation.
Our Class A Common Stock and our Class B Common Stock are not subject to any conversion rights.
Lock-up Restrictions
Pursuant to our Bylaws, the holders of our Class A Common Stock and Class B Common Stock issued (a) as consideration pursuant to the Business Combination Agreement, dated as of July 28, 2021 (as amended) (excluding any shares issued to the pre-Closing shareholders of TPG Pace pursuant to such transactions), or (b) upon the issuance, vesting, settlement or exercise of restricted stock, restricted stock units, stock options or other compensatory equity awards outstanding as of immediately following the Closing of the Business Combination in respect of awards of TurnKey Vacation Rentals, Inc. or OpCo outstanding immediately prior to such Closing (the “Equity Award Shares”), are subject to certain transfer restrictions beginning on the date of the Closing and ending on the date that is 180 days after the Closing (subject to the partial early release provisions described below), provided that if such date occurs during a regularly scheduled blackout period under our insider trading policy or within five trading days prior to the commencement of such blackout period, such date will instead occur 10 trading days prior to the commencement of such blackout period (the “Lock-up Period”). Such restrictions provide that during the Lock-up Period, such holders (the “Lock-up Holders”) may not (a) sell, assign, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidation with respect to, or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership (whether any such transaction is to be settled by delivery of securities, in cash or otherwise) of, or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b) with respect to, any Lock-up Shares.

“Lock-up Shares” means (i) the shares of our Class A Common Stock and our Class B Common Stock held by the Lock-up Holders following the Closing (excluding any shares of our Class A Common Stock acquired in the public market or pursuant to a transaction exempt from registration under the Securities Act pursuant to a subscription agreement where the issuance of our Class A Common Stock occurs on or after the Closing, but including any shares of our Class A Common Stock issued upon the exchange of OpCo Units following the Closing), (ii) the Equity Award Shares, and (iii) any equity securities of ours that may be issued or distributed or be issuable with respect to the securities referred to in the foregoing clauses (i) or (ii) by way of conversion, dividend, stock split or other distribution, merger, consolidation, exchange, recapitalization or reclassification or similar transaction; provided, that shares of Class A Common Stock issued in connection with the Forward Purchase Agreements and the private placements (the “Private Placement Shares”) consummated in connection with the Business Combination will not constitute Lock-up Shares; and provided further, that, unless otherwise determined by the Company in its sole discretion, 1,000,000 shares that would otherwise constitute Lock-up Shares will be excluded from such restrictions, the allocation of which will be determined by us in our sole discretion.

Notwithstanding the foregoing,
•if the last reported sale price of our Class A Common Stock equals or exceeds $12.50 per share (as adjusted for any stock dividend, stock split or other distribution, merger, consolidation, exchange, recapitalization or reclassification or similar transaction) for any 20 trading days within any 30 trading-day period commencing at least 30 days after the Closing, then 33.3% of each Lock-up Holder’s Lock-up Shares will be released from such restrictions; and
•if the last reported sale price of our Class A Common Stock equals or exceeds $15.00 per share (as adjusted for any stock dividend, stock split or other distribution, merger, consolidation, exchange, recapitalization or reclassification or similar transaction) for any 20 trading days within any 30 trading-day period commencing at least 30 days after the Closing, then an additional 50% of each Lock-up Holder’s Lock-up Shares will be released from such restrictions;
provided that, if such release occurs during a regularly scheduled blackout period under our insider trading policy, then the actual date of such early release will be delayed until immediately prior to the opening of trading on the second trading date following the first date that such blackout period is no longer in effect.
The restrictions described above do not apply to transfers:
•to (i) our officers or directors, (ii) any affiliates or family members thereof, or (iii) the other Lock-up Holders or, if such Lock-up Holder or its permitted transferee is a corporation, partnership, limited liability company or other business entity, any direct or indirect partner, member or equity holder of such Lock-up Holder or permitted transferee;
•to any affiliates of such Lock-up Holder or permitted transferee or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates;
•in the case of an individual, (i) by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person or entity, or to a charitable organization, (ii) by virtue of laws of descent and distribution upon the death of the individual, or (iii) pursuant to a qualified domestic relations order;
•in connection with any bona fide mortgage, encumbrance or pledge to a financial institution in connection with any bona fide loan or debt transaction or enforcement thereunder, including foreclosure thereof;

•to us; or
in connection with a liquidation, merger, stock exchange, reorganization, tender offer approved by our Board or a duly authorized committee thereof or other similar transaction which results in all of our stockholders having the right to exchange their shares of Common Stock for cash, securities or other property subsequent to the Closing. provided that such restrictions will continue to apply to the Lock-up Shares after any such transfer, and the transferee will continue to be bound by such restrictions for the remainder of the Lock-up Period. In addition, the restrictions described above do not apply to transfers of our Class A Common Stock or any security convertible into or exercisable or exchangeable for our Class A Common Stock pursuant to a broker-assisted sale in order to satisfy applicable exercise price and/or tax withholding obligations that arise with respect to the Equity Award Shares, provided that such transfer is made in accordance with applicable law and is permitted pursuant to the terms and conditions of the applicable equity incentive plan, any applicable award agreement and our insider trading policy.
Our Board may, in its sole discretion, determine to waive, amend or repeal the lock-up restrictions described above, provided that if a TPG Designee (as defined in the Stockholders Agreement) is then a member of our Board, any such action will require the approval of such TPG Designee. In addition, if a definitive agreement that contemplates a change of control is entered into after the Closing, the Lock-up Period will automatically terminate immediately prior to the consummation of such change of control.
Other Provisions
None of our Class A Common Stock, Class B Common Stock or Class G Common Stock has any pre-emptive or other subscription rights.
Preferred Stock
The Certificate of Incorporation authorizes the issuance of up to 30,000,000 shares of our Preferred Stock. Our Board will be authorized, subject to limitations prescribed by Delaware law and the Certificate of Incorporation, to determine the terms and conditions of our Preferred Stock, including whether the shares of our Preferred Stock will be issued in one or more series, the number of shares to be included in each series and the powers (including the voting power), designations, preferences, and rights of the shares. Our Board will also be authorized to designate any qualifications, limitations, or restrictions on the shares without any further vote or action by the stockholders. The issuance of our Preferred Stock may have the effect of delaying, deferring, or preventing a change in control of Vacasa, Inc. and may adversely affect the voting and other rights of the holders of our Class A Common Stock, Class B Common Stock and Class G Common Stock, which could have a negative impact on the market price of our Class A Common Stock. We have no current plan to issue any shares of our Preferred Stock.
Exclusive Forum
The Certificate of Incorporation provides, unless we consent in writing to the selection of an alternative forum, (A) the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of us, (2) any action asserting a claim of breach of fiduciary duty owed by any current or former director, officer, agent, or other employee or stockholder of ours to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL, our Certificate of Incorporation or Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (4) any action asserting a claim governed by the internal affairs doctrine, in each case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act, or any other claim for which the federal courts of the United States have exclusive jurisdiction. The Certificate of Incorporation also provides that, to the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of its capital stock shall be deemed to have notice of and consented to the foregoing. By agreeing to this provision, however, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.
Anti-Takeover Effects of Provisions of the Certificate of Incorporation and Bylaws
The provisions of our Certificate of Incorporation and the Bylaws and of the DGCL summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares of our Class A Common Stock.
Our Certificate of Incorporation and Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board and that may have the effect of delaying, deferring, or preventing a future takeover or change in control of us unless such takeover or change in control is approved by our Board.
These provisions include:
Classified Board. Our Certificate of Incorporation provides that our Board is divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our Board will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our Board. Our Certificate of Incorporation also provides that, subject to any rights of holders of any series of our Preferred Stock then outstanding to elect additional directors under specified circumstances and to the Stockholders Agreement (if then in effect), the number of directors will be fixed exclusively pursuant to a resolution adopted by the Board.
In addition, our Certificate of Incorporation provides that, other than directors elected by holders of any series of our Preferred Stock then outstanding pursuant to the terms of such Preferred Stock and subject to obtaining any required stockholder votes or consents under the Stockholders Agreement, (i) until the Sunset Date (as defined in our Certificate of Incorporation), directors may be removed with or without cause by the affirmative vote of holders representing a majority of the total voting power of the issued and outstanding Common Stock, voting together as a single class, and (ii) from and after the Sunset Date directors may only be removed for cause and by the affirmative vote of the holders of a majority of the total voting power of the issued and outstanding Common Stock, voting together as a single class.
Action by Written Consent; Special Meetings of Stockholders. Our Certificate of Incorporation provides that, subject to the Stockholders Agreement, (i) until the Sunset Date, stockholder action may be taken without a meeting, without prior notice and without a vote, if a written consent setting forth the action to be taken is signed by stockholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and (ii) after the Sunset Date, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our Certificate of Incorporation and Bylaws also provide that, subject to any special rights of the holders of any series of our Preferred Stock and except as otherwise required by law, (i) until the Sunset Date, special meetings of the stockholders can be called by the Secretary at the request of holders representing 25% of the total voting power of our Common Stock, and (ii) after the Sunset Date, special meetings of the stockholders can only be called by our Board. Except as described above, stockholders are not permitted to call a special meeting or to require our Board to call a special meeting.
Advance Notice Procedures. The Bylaws have established an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, and for stockholder nominations of persons for election to the Board to be brought before an annual or special meeting of stockholders. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business or nomination before the meeting; provided that, subject to our Certificate of Incorporation and the Stockholders Agreement, until the Sunset Date, any holder of record of at least 25% in voting power of our outstanding capital stock entitled to vote in an election of directors may nominate any person for election at an annual meeting or at a special meeting in person at the annual meeting or special meeting, without prior notice. Although the Bylaws do not give the Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, as applicable, the Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of Vacasa, Inc.
Super-Majority Approval Requirements. The DGCL generally provides that the affirmative vote of the holders of a majority of the total voting power of the shares entitled to vote on any matter is required to amend a the Certificate of Incorporation, unless the Certificate of Incorporation requires a greater percentage. Our Certificate of Incorporation provides that, following the Sunset Date, the affirmative vote of holders representing 66 2/3% of the total voting power of our issued and outstanding Common Stock eligible to vote in the election of directors, voting together as a single class, will be required to amend, alter, change, or repeal specified provisions of the Certificate of Incorporation, including those relating to the classified board, actions by written consent of stockholders, calling of special meetings of stockholders, and amendment of our Certificate of Incorporation and Bylaws, among others. The Certificate of Incorporation provides that, following the Sunset Date, the affirmative vote of the holders of 66 2/3% of the total voting power of our outstanding Common Stock entitled to vote in the election of directors will be required for the stockholders to amend our Bylaws. This requirement of a super-majority vote to approve amendments to the Certificate of Incorporation and Bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.
Authorized but Unissued Shares. Authorized but unissued shares of our Common Stock and Preferred Stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued shares of our Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of a majority of our Common Stock by means of a proxy contest, tender offer, merger, or otherwise.

Business Combinations with Interested Stockholders. Our Certificate of Incorporation provides that we are not subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with an “interested stockholder” (which includes a person or group owning 15% or more of the corporation’s voting stock) for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not be subject to any anti-takeover effects of Section 203. Nevertheless, the Certificate of Incorporation contains provisions that have a similar effect to Section 203, except that they provide that the Existing VH Holders, their respective affiliates and successors and their direct and indirect transferees will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them and, accordingly, will not be subject to such restrictions.
Limitations on Liability and Indemnification of Directors and Officers
Our Certificate of Incorporation limits the liability of our directors and officers to the fullest extent permitted by the DGCL and provides that we will provide them with customary indemnification and advancement of expenses. We have entered into customary indemnification agreements with each of our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.
Corporate Opportunities

Our Certificate of Incorporation provides that, to the fullest extent permitted by law, we renounce any interest or expectancy in any transaction or matter that may be a corporate opportunity for us, and no stockholder or director (other than any of our directors who is also an officer) (each, an “Exempted Person”) will have any duty to present such corporate opportunity to us, nor will any Exempted Person be liable to us or our affiliates or stockholders for breach of any duty by reason of such Exempted Person pursuing such opportunity, directing such opportunity to another person, or otherwise failing to present such opportunity to us. Our Certificate of Incorporation further provides that no Exempted Person will have any duty not to engage in the same or similar business activities or lines of business as us or any of our subsidiaries, including those deemed to be in competition with us.
Registration Rights
Holders of the Founder Shares and Private Placement Shares are entitled to registration rights pursuant to a registration rights agreement. The holders of these securities are entitled to make up to three demands that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to other registration statements filed by us and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that we will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable Lock-Up Period. We will bear the expenses incurred in connection with the filing of any such registration statements.
Transfer Agent and Registrar
The transfer agent for our common stock is Continental Stock Transfer & Trust Company. Each person investing in our Class A Common Stock held through The Depository Trust Company must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of our Class A Common Stock.
For as long as any shares of our Class A Common Stock are listed on Nasdaq Global Select Market (“Nasdaq”) or on any other stock exchange operating in the United States, the laws of the State of New York shall apply to the property law aspects of our Class A Common Stock (including securities exercisable for or convertible into our Class A Common Stock) reflected in the register administered by our transfer agent.
Listing of Class A Common Stock
Our Class A Common Stock are listed on Nasdaq under the symbol “VCSA.”